■ SIT INVESTMENT ASSOCIATES, INC. ■

# GLOBAL INVESTMENT OUTLOOK & STRATEGY

APRIL 9, 2015

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## EXECUTIVE SUMMARY

During March, domestic equity markets gave back much of their net positive return from the first two months of the quarter. The S&P 500 Index declined -1.6 percent for the month, but finished up +1.0 percent for the first quarter. International markets, as represented by the MSCI EAFE Index, fared somewhat better losing -1.5 percent in March, but gaining +4.9 percent for the quarter. Taxable bonds finished the quarter with a return of +1.6 percent, while municipal issues returned +1.0 percent during the first three months of the year. Turning to the U.S. economy, the final (third) estimate of fourth quarter 2014 U.S. real GDP growth was unchanged at +2.2 percent. Recent economic data indicate that the Euro Area is beginning to realize the benefits of lower energy prices and weaker currency. Japan's economy is showing signs of modest recovery following a slowdown in the middle of last year. We continue to believe the restructuring of China's economy will take time and downward pressure may persist in the near term. We are positioning taxable fixed income portfolios along the yield curve to take advantage of its expected flattening and with yields significantly above their benchmarks. Our tax-exempt strategy continues to place a strong emphasis on current income. Domestic and international equity portfolios continue to hold diversified, high-quality, growth-oriented companies. This quarter we have highlighted our outlook and strategy for the energy sector.

## Spotlight Topic - ENERGY: THE CURE FOR LOW PRICES IS LOW PRICES.

### Current Conditions: U.S.CONTINUES MODEST GROWTH, EUROPE AND Japan IMPROVING

During March, domestic equity markets gave back much of their net positive return from the first two months of the quarter. The S&P 500 Index declined -1.6 percent for the month, but finished up +1.0 percent for the first quarter. International markets, as represented by the MSCI EAFE Index, fared somewhat better losing -1.5 percent in March, but gaining +4.9 percent for the quarter.

In contrast, fixed income markets had positive performance in March and the first quarter. Taxable bonds finished the quarter with a return of +1.6 percent, while municipal issues gained +1.0 percent during the first three months of the year, as represented by the Barclays Aggregate Bond Index and the Barclays Municipal Bond Index, respectively. Further performance details are shown in **Exhibits A and B**.

For the month of March and the first quarter, small capitalization U.S. stocks substantially outperformed their large capitalization counterparts. Additionally, growth stocks continued to outperform their value peers. Further details are displayed in **Exhibit C**.

Turning to the U.S. economy, the final (third) estimate of fourth quarter U.S. real GDP growth was unchanged at +2.2 percent. However, this was below the consensus expectation of +2.4 percent. Although there was no change to the overall pace of GDP growth, there were some meaningful changes to several of the major components. Specifically, a downward revision to the change in business inventories was offset by upward adjustments to personal consumption expenditures (PCE) and net exports. Within net exports, exports were revised up more than imports, which caused net exports to be a smaller subtraction from GDP growth. Quarterly dollar changes in the major components of real GDP over the past few years are displayed in **Exhibit D**.

Although U.S. consumer spending increased in the latest revision to fourth quarter economic growth, the first two months of the first quarter have been decidedly weaker than the trend of the previous three quarters. February real consumer spending declined -0.1 percent following a revised +0.2 percent reading in January (previously +0.3 percent). We are not overly concerned about this soft patch, as it is likely weather-related for the most part. However, it will have a meaningful impact on total first quarter GDP growth.

More specifically, according to our sensitivity analysis, if March consumer spending is unchanged it will result in first quarter consumer spending growth of just +1.5 percent. Moreover, if monthly spending in March is +0.2 percent (the 6-month average), then quarterly spending growth will still be an anemic +1.8 percent. Given that consumer spending accounts for almost 70 percent of GDP, these numbers imply a weaker GDP growth rate in the first quarter.

The March nonfarm payrolls report, released on April 3rd, showed weak job growth of 126,000 compared with expectations of 245,000. Additionally, there was a -69,000 downward revision for the months of January and February. There is no question that

a meaningful portion of this weakness was weather-related, and possibly impacted by other one-off events like the West Coast port slowdown. For perspective, in the fourth quarter of 2014, 973,000 jobs were created. In the first quarter of 2015, 591,000 jobs were created. Of the 382,000 decline in job creation from the fourth quarter to the first quarter, about 40 percent of it can be explained by a decline in weather-sensitive sectors that were impacted by the harsh winter, particularly in the Northeast. However, this does leave a meaningful part of the decline that was not explained by the weather. To be sure, there can be inaccuracies from month to month that may get corrected with the April report. Other than the likely impact of this report on first quarter growth, which is supported by other weak data, we will refrain from making changes to future forecasts unless this weakness is confirmed in coming months. Similar to last year, we expect the economy to rebound from a first quarter soft patch at a measured pace that may take several quarters.

As shown in **Exhibit E**, U.S. inflation, as measured by the headline Consumer Price Index for All Urban Consumers (CPI) and the core CPI, which excludes the volatile food and energy sectors, remains very controlled. Over the near to intermediate term, we expect inflation to remain well-contained. In addition to lower energy prices, the strong dollar has helped temper inflation through lower import prices. This trend appears likely to continue as the U.S. economy is further along in its economic cycle than anywhere else in the world. As a result, the interest rate differential between the U.S. and other countries will likely continue to support dollar appreciation, along with the relative attractiveness of U.S. assets compared with the rest of the world. Recent trends in the dollar, as measured by the Federal Reserve's U.S. trade-weighted major currencies dollar index, are shown in **Exhibit F**.

In summary, while recent U.S. economic data indicates a period of weakness in the first quarter, we expect most of this softness to recover during the second and third quarters of the year. We have adjusted down our forecast for first quarter 2015 real GDP growth from +2.5 percent to +1.5 percent. Additionally, we have increased our estimate of second quarter growth from +2.5 percent to +3.0 percent. As a result of these changes, our full year estimate for U.S. real GDP growth in 2015 is +2.8, down from the previous figure of +3.0 percent. Details of our key economic assumptions are shown in **Exhibit G**.

In U.S. fixed income markets, Treasury yields declined during the quarter, and the yield curve followed its flattening trend of the last year and a half. The result of the Federal Open Market Committee (FOMC) meeting during mid-March also drove rates lower. The Committee lowered its projections of GDP by a quarter percent for 2015, 2016 and 2017 to around +2.5 percent annually. In addition, the FOMC changed its projection of future fed funds rate increases, disclosing a slower pace than previously suggested. However, we believe the Fed will raise the fed funds rate late this year, at the soonest. The effects of declining oil and gasoline prices have just started. If consumers begin to believe these lower prices will be sustained, they will likely spend more of their windfall. Furthermore, we have seen acceleration in household formation recently, which usually leads to increased spending as new homes and apartments are furnished.

Corporate bonds produced very strong returns during the first quarter, as yield spreads to Treasuries declined and the sector's longer duration relative to other sectors produced price appreciation. Treasuries and commercial mortgage-backed securities also provided strong returns, as these sectors also have

long durations. Government agency and agency mortgage-backed securities had lower returns, as prepayment fears from lower rates limited price gains. Our forecasts for U.S. Treasury interest rates are shown in **Exhibit H**.

After weathering some price volatility during the first quarter, U.S. tax-exempt municipal bonds ended the quarter with positive returns. Following generally robust performance in January, the tax-exempt municipal market experienced broad price declines through much of February and into early March. However, subsequent to the March Federal Reserve meeting and related comments made by Fed Chair Janet Yellen, the mid-quarter price declines were completely reversed by quarter end. Ultimately, a very modest flattening of tax-exempt yield curves took place during the quarter, with yields declining most in the belly and long end of the curve. All told, both the AAA General Obligation yield curve and the Bond Buyer 40-Bond Index were little changed for the first quarter.

Most investment grade bonds picked up where they left off in 2014 and experienced positive returns during the quarter. BBB-rated bonds performed best among all investment grade credit ratings categories, although it should be noted that all investment grade credit sectors had positive returns in the quarter. Credit spreads narrowed further, albeit modestly, as investors continued to reach down the credit quality spectrum to pick up yield. For the quarter, general obligation bonds underperformed revenue bonds, which was in line with the lower quality outperformance theme. With respect to duration, the Long Bond and 10-Year muni indices performed best during the quarter. Many investors are also continuing to seek additional yield through buying longer-dated maturities. Detailed fixed income returns are displayed in **Exhibit I**.

Recent economic data indicate that the Euro Area is beginning to realize the benefits of lower energy prices and weaker currency – the two combined could provide a +100 basis point incremental boost to 2015 GDP growth. Higher export demand, as a result of the depreciating euro, contributed to an uptick in the Euro Area Manufacturing PMI, which increased to a 10-month high of 52.2 (readings above 50 indicate expansion) in March. There are also clear signs that domestic demand is gaining traction, as consumers spend energy-related savings on other goods and services. **Exhibit J** displays evidence of the economic improvement.

The UK will remain one of the faster growing developed economies in 2015, but we expect real GDP growth to slow slightly from its fourth quarter 2014 pace of +3.0 percent. Nonetheless, the economy and financial markets continue to be overshadowed by the General Election scheduled for May 7, the results of which remain highly uncertain, as shown in **Exhibit K**. A Conservative-led government would likely lead to additional austerity measures and a referendum on whether the UK will remain in the European Union, while a Labour-led government would likely lead to increased regulation and a higher tax burden. The policies of both political parties run the risk of dampening economic growth.

Japan's economy is showing signs of modest recovery following a slowdown in the middle of last year spurred by the April 1 consumption tax hike. The economy grew modestly in the final quarter of 2014 and appears on track for further moderate gains. A combination of improving wages, softening consumer prices helped in part by lower energy prices, and the postponement of an additional tax hike create a more favorable backdrop for

domestic consumption. The industrial economy is also set for modest improvement. Inventory levels that built up during the slowdown have moderated and export demand has begun to improve. Overall, we look for Japan's economy to grow at a modest +1.0 percent rate in real terms during 2015, as **Exhibit L** displays.

While Japan's economy is improving currently, we view this as temporary cyclical improvement and remain cautious on the country's longer term growth prospects. Japan continues to face significant structural headwinds in the form of an aging population, elevated debt levels, and ongoing budget deficits. Prime Minister Abe's policy agenda for overcoming these challenges—a combination of monetary easing, fiscal stimulus, and pro-growth reforms—has been met with mixed results to date. Implementing structural reforms remains the key to supporting sustained economic improvement in our view and, while gains have been made in some areas such as corporate governance, progress has been disappointing overall. As such, we remain skeptical of Japan's longer run growth potential.

We continue to believe the restructuring of China's economy will take time and downward pressure may persist in the near term. Despite a lower growth target (from around +7.5 percent for 2014 to around +7 percent for 2015), stable economic growth still ranks as a high priority for policymakers. With continued policy support, we expect its economic growth to stay relatively weak though largely stable, as shown in **Exhibit M**. China's economy started 2015 much softer than expected. Monetary policy has turned accommodative since late last year amidst a subdued inflation outlook. We expect further monetary accommodation ahead, which will offer the economy support. While recent loosening measures in the property market could help sentiment and transaction volumes in the near term (see **Exhibit N**), we are skeptical that it would reverse the mid- to long-term slowdown, given the still high inventory in lower tier cities.

On the other hand, progress in China on business-friendly reforms has been more encouraging, providing cautious optimism about its growth prospects in the mid to long term. The current administration has been reducing red tape, cutting taxes for small enterprises and encouraging entrepreneurship. With respect to fiscal and financial reform, a new budget law became effective on January 1st and deposit insurance will be enacted on May 1st. The 'One Belt, One Road' initiative is China's plan to increase its economic growth and trade through Asia, Europe and Africa, connecting East Asia and the developed European economies. Infrastructure development resulting from this program has been a positive development for the economy, as **Exhibit O** displays.

Australia's economic growth continues to slow. It grew +2.5 percent year-over-year in fourth quarter 2014, versus +2.7 percent in the third quarter, led by household consumption and net exports. The economy continues to transition from resources-led growth to more of a consumer-driven economy. The Reserve Bank of Australia cut rates during the quarter, which should help boost economic growth.

Details of our economic assumptions by geographic region are shown in **Exhibit P**.

## SPOTLIGHT: ENERGY: THE CURE FOR LOW PRICES IS LOW PRICES

The current oil price down cycle stemmed from slowed global economic and oil demand growth along with an unprecedented increase in US oil output during 2012-14: +3.0 million barrels

per day (mmbd) or +53 percent (15 percent CAGR). Although the International Energy Agency estimates that during the first half of 2015 the global oil market will be oversupplied by 1.5 mmbd, a more balanced market is in the offing for the second half of the year and should lead to a recovery of oil prices. As **Exhibit Q** displays, the key dynamics of a balanced market include: a substantial reduction in US oil drilling, already well underway; flat-to-lower non-OPEC international production; and probably most importantly, an increase in expected oil demand from lower oil prices.

All factors considered, we foresee a square root-shaped oil price recovery, with prices gradually rising through 2015 in response to an improved supply/demand balance. Then, in 2016 equilibrating at ~$70 per barrel, we forecast a WTI price level that, in our view, sufficiently incents U.S. producers to drill wells to maintain, or modestly increase, U.S. oil output yet keep in check the production growth levels of 2012-14. Global oil demand, which has proven more inelastic than believed, ranks as the key factor that would produce a U- or L-shaped recovery. Other potential headwinds include: current record-high levels of U.S. crude oil inventories; the current high value of the U.S. dollar incents non-U.S. producers to maximize production (insofar as they incur costs in their local currency and not in U.S. dollars); and lifting of sanctions on Iranian oil exports should a nuclear deal be struck with the U.S.

Like oil prices, U.S. natural gas prices currently reside in a down cycle. Year-to-date plus current futures prices for natural gas project a 2015 average gas price of $2.90 per million BTU, significantly less than the 2010-14 average of $3.86. The price weakness primarily stems from accelerated U.S. production growth in 2014, combined with warmer than normal weather during the just-concluded winter. Production in 2014 grew +11 percent, well above the +4 percent CAGR of 2011-13. At +18 percent during 2011-14, the prolific Marcellus shale formation in the northeast U.S. more than accounted for all of the production growth. Low gas prices have prompted a substantial 38 percent decline in the U.S. gas rig count since last fall's peak (to the lowest level since records began in 1987), which along with reduced gas supplies associated with production from oil wells, set the stage for a more balanced market in the latter half of 2015. As always, weather will play a prominent role in setting gas prices – in summer, for demand from natural gas-fired power generation to meet cooling load and, in winter, to meet heating load. We project prices to average $3.25 per mmbtu and $3.75 per mmbtu in 2015 and 2016, respectively.

Relative to index weights, current SIA portfolios either underweight energy or have neutral weights. Domestic portfolios overweight the refiners, as they benefit from strong refining margins, as well as the likelihood of a re-widening of the spread between Brent oil prices (international oil benchmark) and U.S. crudes (i.e., The refiners buy the cheaper U.S. crudes and sell refined products at their higher international prices). In addition, the refiners benefit from an ongoing revaluation of their shares as they capture the valuation premium of their captive master limited partnerships (MLPs) relative to their own shares by dropping down logistics and other assets into the MLPs. In larger cap portfolios, the defensive integrated oils have been de-emphasized in favor of high-growth, high-quality exploration and production companies whose shares should benefit as oil and gas prices recover. Oilfield services providers have also been de-emphasized as their customers, the integrated oils and exploration and production companies, severely trim their capital expenditures in the wake of lower oil and gas prices. The oilfield

services companies suffer further from acute price and margin erosion which could persist well after an oil price recovery because of excess capacity of their products and services.

## GLOBAL EQUITY INVESTMENT STRATEGY: FUNDAMENTALS MATTER IN THE U.S., STILL CAUTIOUS ON EUROPE AND JAPAN

After a roller coaster ride in the first quarter, the U.S. stock market to finished in positive territory. It appears that the period of increased volatility that we have been anticipating has, in fact, arrived. Investor reaction to various economic reports has at times been puzzling (e.g., Is positive economic news actually positive because growth appears stronger, or negative because the Fed may raise short term interest rates sooner?). These types of sentiment swings are likely to persist for the balance of 2015.

As we have outlined, and despite a probable first quarter soft patch, we expect the U.S. economy to continue to grow at rates that are subpar from an historical perspective. Finally, after a half decade of slower than average economic growth, corporate earnings growth is becoming more challenging. As a result, we believe investors are beginning to focus more on companies with sustainable underlying fundamentals that can produce earnings growth in a more difficult environment. This is a significant change from the last few years, when the extremely accommodative monetary policy of the Federal Reserve (quantitative easing (QE)) created an environment in which high quality fundamentals were not the focus. The end of QE, and the anticipation of a rising federal funds rate, should sharpen investor focus on companies with proven track records and strong fundamentals.

The decline in energy prices has been a significant tailwind for the U.S. economy. While cheaper energy prices hurt energy producers, this is more than offset by the benefit to energy consumers. Interestingly, earnings estimates for the energy producers were cut swiftly as prices fell, while the ensuing benefit to energy consumers, which takes time to flow through the system, has not yet been incorporated into earnings estimates. As a result, it is very possible that earnings estimates for this year are somewhat understated.

A partial offset to falling energy prices is the strong U.S. dollar, which creates a headwind for the economy generally, and larger cap multinational corporations specifically. Products sold by U.S. companies overseas have become more expensive as the dollar has appreciated, which makes them less competitive. Additionally, companies with significant international sales and earnings are subject to a negative translation effect as they convert those sales and earnings back into U.S. dollars.

The S&P 500 Index currently trades at roughly 17 times forward earnings. As **Exhibit R** shows, from an historical perspective this is on the higher end of the range. However, considering the subdued outlook for inflation over the near and intermediate term, and the relative attractiveness of financial assets during such periods, we think valuations are reasonable.

External shocks are always a risk to financial markets. One potential risk exists among emerging market countries with high debt-to-GDP ratios that have taken on substantial external debt. This phenomenon has been underpinned by investors seeking better yields. Once interest rates begin to rise in the U.S., a reversal of capital flows in countries such as Russia or Turkey has the potential to trigger a crisis that could spread to other

emerging market countries with similar exposure, as shown in **Exhibit S**. While there is little fundamental risk to the U.S. from such an event, the negative headlines could easily cause a significant market correction, nonetheless.

The sum of these various risks and benefits is a more challenging environment for earnings growth. As such, we have positioned domestic client portfolios with diversified, high-quality growth companies that should fare best in an environment favoring sustainable fundamentals. **Exhibit T** displays the earnings growth forecasts and valuations for domestic portfolios compared to their benchmarks.

With respect to fixed income, given our expectations for the economy to improve and the job market to strengthen over time, we anticipate the yield curve will continue to flatten as short yields rise in anticipation of the Fed raising its fed funds rate target possibly late this year. We expect long maturity rates to decline in the short term as the market believes that the Fed's actions will prevent inflation from becoming a problem. However, as the economy gains steam, we expect the entire yield curve to move higher, with short maturity yields moving up faster than long maturity yields. We continue to position portfolios along the yield curve to take advantage of its expected flattening and with yields significantly above their benchmarks.

Turning to municipal securities, Puerto Rico remains a credit concern for holders of its debt and the situation remains fluid. Of note from a broader municipal market credit perspective is the finalization of Assured Guaranty's acquisition of Radian's bond insurance business. This event caused significant ratings upgrades and resulted in some noticeable price appreciation for many bonds with Radian insurance. Fund flows were positive for the first quarter, with roughly $10 billion flowing into tax-exempt municipal bond funds in aggregate. Issuance of bonds during the quarter was up almost 60 percent compared to last year and deal supply continues to look strong through June. Over 75 percent of recent municipal bond issuance is refunding money. In general, we expect the tax-exempt yield curve to remain fairly steady for the next few months. We also continue to forecast an increase in rates towards the back half of 2015 and are continuing to position portfolios more defensively. Although still somewhat challenging to find, our tax-exempt investment strategy continues to place a heavy emphasis on current income. We believe current income is the primary driver of return over a full market cycle. As a result of these factors, we expect to keep portfolio durations close to their current levels. As always, diversification remains a key tenet in our strategy to help manage credit risk.

We continue to overweight Europe in both the EAFE and Global portfolios relative to their respective benchmarks as we believe: 1) the European Central Bank (ECB) will remain highly accommodative; 2) corporate earnings will continue to benefit from weaker currency, lower energy-related costs, operating leverage, and improving credit conditions; and 3) moderately improving macro-economic conditions will become increasingly evident. Key near-term risks to European equity performance include the potential exit of Greece from the Euro Area, ongoing UK election uncertainty, escalation of Russian saber-rattling, and slowing growth within key trading partners.

It is too early to determine to what degree the ECB's quantitative easing program will be effective in getting deflationary pressures under control and jumpstarting the Euro Area economies. In the absence of meaningful fiscal stimulus, additional structural reform, increased private fixed investment and regulatory relief

for banks, the Euro Area could simply be stuck in a low growth environment for a considerable period of time. Consequently, we continue to focus on high quality, cash generative companies that have solid sales and earnings momentum.

We have placed emphasis on companies that have exposure outside of Europe and are beneficiaries of the weak euro, possess secular or niche growth drivers, and/or address domestic markets where there is pent-up demand. A few recent portfolio additions include: Safran and Schneider Electric (secular demand growth and weak currency beneficiaries); Just Eat (niche growth); and Agrium (secular demand growth). We are also maintaining exposure to more defensive-type stocks, such as pharmaceutical and utility issues that remain attractive in the current slower growth environment. We also added several healthcare-related companies (Pfizer, AbbVie, and Gilead Sciences) and an integrated Spanish utility, Iberdrola.

We continue to underweight Japanese equities. Certainly, the Japanese market has performed well to date in 2015, supported by prospects of a continued economic recovery, as well as further shifting of allocations to domestic equities by local pension funds. However, we remain underweight given our concerns about the economy's longer-term growth prospects and the associated implications for the equity market. Valuations, which were more compelling to begin the year, are now in line with both historical averages and those of other developed regions, where growth prospects remain relatively more attractive.

Within Japan, we continue to hold a diversified mix of overseas demand-driven companies and defensive domestic consumption stocks. Our mix of exporters and multinationals stands to benefit from the stronger economic growth outlook overseas and, to an extent, the cost advantages of a weak yen at domestic production sites. Our domestic consumption-driven holdings, on the other hand, remain more exposed to the Japanese economy, but should perform well in an uneven growth environment given their focus on necessities such as consumer staples and healthcare goods.

Across all of our Japanese holdings, our continued emphasis on high-quality companies stands to benefit against the backdrop of increasing corporate governance reform measures. Corporate governance is the one area of structural reform where Prime Minister Abe has arguably made the most progress, encouraging publicly-traded corporations to boost returns on capital and shareholder payouts. Quality companies with strong cash generation and solid balance sheets are most capable of enacting these measures, and we expect investors to gravitate toward these names as corporate governance measures continue to gain favor.

We remain overweight Greater China. Despite the slowdown, China is still growing fast relative to other major economies. Overall, valuation is attractive compared to other markets. Amid the continued macro restructuring, our exposure in China has been focused on companies with exposure to faster growing segments of the economy, as well as the beneficiaries of reform.

The internet is booming in China and we remain positive on Tencent Holdings given its solid mobile positioning. By partnering with different service providers and content providers on its Weixin and MobileQQ platform, its connection strategy not only further enhances its competitiveness, but also expands its growth opportunities

With respect to companies that benefit from government reforms, China started its capital account liberalization with the Shanghai-Hong Kong Stock Connect program, which was launched last November. While the initial trading has been disappointing, it

should take hold over time. We are optimistic about the increasing integration and capital flows between the financial markets of Hong Kong and China over the next few years. As the key operator of the securities and derivatives market in Hong Kong, Hong Kong Exchanges & Clearing Limited is expected to be a major beneficiary. After the Shanghai-Hong Kong Stock Connect launch last year, the Shenzhen-Hong Kong Stock Connect program is expected to launch later this year. In the longer term, the company aims to develop into a multi-asset exchange that will include equity derivatives, fixed income, currency and international equity related products.

We remain underweight Australian stocks, as economic growth slows through the transition from a resources-driven to consumer-led economy. We expect this shift to be gradual. In the meantime, the Reserve Bank of Australia's easing of interest rates should help to stimulate growth. We own bank and material stocks, such as Westpac Banking Corporation and BHP Billiton Ltd. Lower interest rates have resulted in strong loan growth in the housing market. BHP Billiton is a leading producer of high quality iron ore, a primary ingredient in steel production. Though iron ore prices are down about -50 percent over the past year on falling demand and oversupply, we believe prices are near the bottom. China is the world's biggest consumer of steel and an important customer of BHP Billiton. In addition, China appears to be signaling more measures to spur growth, in areas such as the property sector, a major user of steel.

The following table summarizes our current investment outlook by geographic region.

**GLOBAL STRATEGY**

| Region/Country | Sentiment Gauge |
|---|---|
| North America | + |
| Euroland | +/o |
| United Kingdom | o |
| Rest of Europe | o |
| Greater China | + |
| Japan | -/o |
| Rest of Asia | o |
| Latin America | - |
| Africa/Middle East | o |

# Exhibit A

## ■ Sit Investment Associates ■

### U.S. Securities Markets

| Equities | 03/31/15 | 02/27/15 | 12/31/14 | 09/30/14 | 03/31/14 | One Month | Three Months | Six Months | Twelve Months |
|---|---|---|---|---|---|---|---|---|---|
| Dow Jones Industrials | 17776.12 | 18132.70 | 17823.07 | 17042.90 | 16457.66 | -1.9% | +0.3% | +5.5% | +10.6% |
| S&P 500 | 2067.89 | 2104.50 | 2058.90 | 1972.29 | 1872.34 | -1.6 | +1.0 | +5.9 | +12.7 |
| NASDAQ OTC Composite | 4900.88 | 4963.53 | 4736.05 | 4493.99 | 4198.99 | -1.3 | +3.5 | +9.1 | +16.7 |
| Russell 1000 | 1156.95 | 1173.46 | 1144.37 | 1096.43 | 1046.42 | -1.2 | +1.6 | +6.6 | +12.7 |
| Russell 2000 | 1252.77 | 1233.37 | 1204.70 | 1101.68 | 1173.04 | +1.7 | +4.3 | +14.5 | +8.2 |
| **Fixed Income** | | | | | | | | | |
| Barclays Aggregate | 1945.63 | 1936.64 | 1914.87 | 1881.11 | 1840.37 | +0.5 | +1.6 | +3.4 | +5.7 |
| Barclays Muni | 1079.97 | 1076.88 | 1069.13 | 1054.70 | 1012.92 | +0.3 | +1.0 | +2.4 | +6.6 |
| U.S. Treasury | | | | | | | | | |
| 2-Year Notes | 0.56 | 0.62 | 0.67 | 0.57 | 0.42 | -6 b.p. | -11 b.p. | -1 b.p. | +14 b.p. |
| 5-Year Notes | 1.37 | 1.50 | 1.65 | 1.76 | 1.72 | -13 | -28 | -39 | -35 |
| 10-Year Notes | 1.92 | 1.99 | 2.17 | 2.49 | 2.72 | -7 | -25 | -57 | -80 |
| 30-Year Bonds | 2.54 | 2.59 | 2.75 | 3.20 | 3.56 | -5 | -21 | -66 | -102 |
| AA Industrial | | | | | | | | | |
| Intermediate Maturity | 2.67 | 2.74 | 3.12 | 3.44 | 3.52 | -7 | -45 | -77 | -85 |
| Long Maturity | 3.74 | 4.58 | 3.90 | 4.29 | 4.45 | -84 | -16 | -55 | -71 |
| Mortgages | | | | | | | | | |
| Current Coupon GNMA (3.50%) | 2.56 | 2.64 | 2.65 | 2.92 | 3.23 | -8 | -9 | -36 | -67 |
| Municipals | | | | | | | | | |
| Bond Buyer 40-Bond Index | 4.22 | 4.26 | 4.27 | 4.42 | 4.75 | -4 | -5 | -20 | -53 |
| **Short Term** | | | | | | | | | |
| Fed Funds | 0.12 | 0.11 | 0.12 | 0.09 | 0.08 | +1 | -- | +3 | +4 |
| Primary Discount Rate * | 0.75 | 0.75 | 0.75 | 0.75 | 0.75 | -- | -- | -- | -- |
| Prime Rate | 3.25 | 3.25 | 3.25 | 3.25 | 3.25 | -- | -- | -- | -- |
| 3-Mo.Bill-Bid Disc. | 0.03 | 0.02 | 0.04 | 0.02 | 0.05 | +1 | -1 | +1 | -2 |

* Primary Credit Discount Rate; effective 1/9/03.

# Exhibit B

## ■ Sit Investment Associates ■

## Global Market Performance

| | MTD Market % Chg US$ | QTD Market % Chg US$ | YTD Market % Chg US$ |
|---|---|---|---|
| MSCI World | (1.6) | 2.3 | 2.3 |
| MSCI EAFE | (1.5) | 4.9 | 4.9 |

| NORTH AMERICA | MTD Market % Chg US$ | MTD Market % Chg Local | MTD Currency % Chg | QTD Market % Chg US$ | QTD Market % Chg Local | QTD Currency % Chg | YTD Market % Chg US$ | YTD Market % Chg Local | YTD Currency % Chg |
|---|---|---|---|---|---|---|---|---|---|
| Dow Jones Industrial Avg | (2.0) | (2.0) | | (0.3) | (0.3) | | (0.3) | (0.3) | |
| S&P 500 | (1.6) | (1.6) | | 0.8 | 0.8 | | 0.8 | 0.8 | |
| NASDAQ | (1.3) | (1.3) | | 3.5 | 3.5 | | 3.5 | 3.5 | |
| Canada (TSE) | (3.3) | (1.9) | (1.4) | (6.2) | 2.6 | (8.5) | (6.2) | 2.6 | (8.5) |

| EUROPE | MTD Market % Chg US$ | MTD Market % Chg Local | MTD Currency % Chg | QTD Market % Chg US$ | QTD Market % Chg Local | QTD Currency % Chg | YTD Market % Chg US$ | YTD Market % Chg Local | YTD Currency % Chg |
|---|---|---|---|---|---|---|---|---|---|
| Austria (ATX) | (3.7) | 0.6 | (4.2) | 3.1 | 16.2 | (11.2) | 3.1 | 16.2 | (11.2) |
| Belgium (BEL 20) | (4.0) | 0.3 | (4.2) | 0.7 | 13.5 | (11.2) | 0.7 | 13.5 | (11.2) |
| Finland (OMXH) | (3.2) | 1.1 | (4.2) | 3.1 | 16.2 | (11.2) | 3.1 | 16.2 | (11.2) |
| France (CAC 40) | (2.5) | 1.8 | (4.2) | 4.7 | 18.0 | (11.2) | 4.7 | 18.0 | (11.2) |
| Germany (DAX) | 0.5 | 5.0 | (4.2) | 8.3 | 22.0 | (11.2) | 8.3 | 22.0 | (11.2) |
| Greece (ATHEX) | (15.7) | (11.9) | (4.2) | (16.7) | (6.1) | (11.2) | (16.7) | (6.1) | (11.2) |
| Ireland (ISEQ) | (3.6) | 0.7 | (4.2) | 2.3 | 15.2 | (11.2) | 2.3 | 15.2 | (11.2) |
| Italy (S&P/MIB) | (0.7) | 3.7 | (4.2) | 8.1 | 21.8 | (11.2) | 8.1 | 21.8 | (11.2) |
| Netherlands (AEX) | (3.1) | 1.2 | (4.2) | 2.8 | 15.8 | (11.2) | 2.8 | 15.8 | (11.2) |
| Portugal (PSI) | 0.4 | 4.9 | (4.2) | 10.4 | 24.4 | (11.2) | 10.4 | 24.4 | (11.2) |
| Spain (IBEX 35) | (1.2) | 3.2 | (4.2) | 0.1 | 12.8 | (11.2) | 0.1 | 12.8 | (11.2) |
| | | | | | | | | | |
| Denmark (OMXC 20) | 3.3 | 8.0 | (4.4) | 13.4 | 28.2 | (11.5) | 13.4 | 28.2 | (11.5) |
| Norway (OSE) | (4.7) | 0.6 | (5.3) | (0.3) | 7.1 | (7.0) | (0.3) | 7.1 | (7.0) |
| Sweden (OMXS A-S) | (4.3) | (1.0) | (3.3) | 4.0 | 14.6 | (9.2) | 4.0 | 14.6 | (9.2) |
| Switzerland (SMI) | (1.2) | 1.3 | (2.4) | 4.0 | 1.6 | 2.3 | 4.0 | 1.6 | 2.3 |
| United Kingdom (FTSE) | (5.8) | (2.0) | (3.9) | (0.8) | 4.2 | (4.8) | (0.8) | 4.2 | (4.8) |
| | | | | | | | | | |
| Czech Rep (PX) | (3.5) | 1.1 | (4.5) | (2.5) | 9.2 | (10.7) | (2.5) | 9.2 | (10.7) |
| Poland (WIG) | (1.0) | 1.5 | (2.4) | (1.4) | 5.2 | (6.3) | (1.4) | 5.2 | (6.3) |
| Turkey (ISE100) | (6.9) | (3.9) | (3.1) | (15.1) | (5.7) | (10.0) | (15.1) | (5.7) | (10.0) |
| Russia (RTS) | (1.8) | (1.8) | 6.3 | 11.3 | 11.3 | 3.2 | 11.3 | 11.3 | 3.2 |

| | MTD Market % Chg US$ | QTD Market % Chg US$ | YTD Market % Chg US$ |
|---|---|---|---|
| MSCI AC Asia Pacific | 0.5 | 6.7 | 6.7 |
| MSCI Emerging Markets | (1.4) | 2.2 | 2.2 |

| ASIA PACIFIC REGION | MTD Market % Chg US$ | MTD Market % Chg Local | MTD Currency % Chg | QTD Market % Chg US$ | QTD Market % Chg Local | QTD Currency % Chg | YTD Market % Chg US$ | YTD Market % Chg Local | YTD Currency % Chg |
|---|---|---|---|---|---|---|---|---|---|
| Australia (ASX) | (3.0) | (0.6) | (2.4) | 1.6 | 8.8 | (6.6) | 1.6 | 8.8 | (6.6) |
| Hong Kong (HSI) | 0.3 | 0.3 | 0.0 | 5.5 | 5.5 | 0.0 | 5.5 | 5.5 | 0.0 |
| Japan (NIK 225) | 2.3 | 2.7 | (0.3) | 10.6 | 10.6 | (0.0) | 10.6 | 10.6 | (0.0) |
| New Zealand (NZX 50) | (1.9) | (1.0) | (0.9) | (0.0) | 4.2 | (4.1) | (0.0) | 4.2 | (4.1) |
| Singapore (STI) | 0.2 | 1.5 | (0.8) | (1.3) | 2.8 | (3.4) | (1.3) | 2.8 | (3.4) |
| | | | | | | | | | |
| China (SHGH A) | 14.5 | 13.2 | 1.1 | 16.0 | 15.9 | 0.1 | 16.0 | 15.9 | 0.1 |
| India (BSE 100) | (5.0) | (3.8) | (1.2) | 3.7 | 2.8 | 0.9 | 3.7 | 2.8 | 0.9 |
| Indonesia (JSX) | 0.1 | 1.3 | (1.1) | 0.0 | 5.6 | (5.3) | 0.0 | 5.6 | (5.3) |
| Korea (KOSPI) | 1.7 | 2.8 | (1.1) | 5.6 | 6.5 | (0.9) | 5.6 | 6.5 | (0.9) |
| Malaysia (KLSE) | (2.2) | 0.5 | (2.7) | (1.9) | 3.9 | (5.6) | (1.9) | 3.9 | (5.6) |
| Philippines (PSE) | 1.3 | 2.7 | (1.4) | 9.9 | 9.8 | 0.1 | 9.9 | 9.8 | 0.1 |
| Taiwan (TAIEX) | (0.0) | (0.4) | 0.4 | 4.0 | 3.0 | 1.0 | 4.0 | 3.0 | 1.0 |
| Thailand (SET) | (5.7) | (5.1) | (0.6) | 1.7 | 0.6 | 1.1 | 1.7 | 0.6 | 1.1 |

| LATIN AMERICA | MTD Market % Chg US$ | MTD Market % Chg Local | MTD Currency % Chg | QTD Market % Chg US$ | QTD Market % Chg Local | QTD Currency % Chg | YTD Market % Chg US$ | YTD Market % Chg Local | YTD Currency % Chg |
|---|---|---|---|---|---|---|---|---|---|
| Argentina (MERVAL) | 11.7 | 12.9 | (1.1) | 21.2 | 26.3 | (4.0) | 21.2 | 26.3 | (4.0) |
| Brazil (IBOV) | (11.3) | (0.8) | (10.5) | (14.9) | 2.3 | (16.8) | (14.9) | 2.3 | (16.8) |
| Chile (IPSA) | (2.3) | (1.4) | (0.9) | (1.5) | 1.2 | (2.7) | (1.5) | 1.2 | (2.7) |
| Mexico (IPC) | (2.9) | (1.1) | (1.9) | (1.9) | 1.3 | (3.2) | (1.9) | 1.3 | (3.2) |
| Peru (BVL) | (7.1) | (7.0) | (0.1) | (19.1) | (15.8) | (3.9) | (19.1) | (15.8) | (3.9) |

| AFRICA/MIDDLE EAST | MTD Market % Chg US$ | MTD Market % Chg Local | MTD Currency % Chg | QTD Market % Chg US$ | QTD Market % Chg Local | QTD Currency % Chg | YTD Market % Chg US$ | YTD Market % Chg Local | YTD Currency % Chg |
|---|---|---|---|---|---|---|---|---|---|
| Israel (TA-100) | 6.8 | 6.5 | 0.3 | 8.1 | 10.4 | (2.1) | 8.1 | 10.4 | (2.1) |
| Morocco (MADEX) | (5.1) | (1.7) | (3.4) | (2.2) | 7.5 | (9.0) | (2.2) | 7.5 | (9.0) |
| Pakistan (KSE 100) | (10.2) | (10.1) | (0.1) | (7.2) | (5.9) | (1.4) | (7.2) | (5.9) | (1.4) |
| South Africa (FTSE-JSE) | (5.1) | (1.3) | (3.8) | 1.1 | 5.8 | (4.5) | 1.1 | 5.8 | (4.5) |

Source: FactSet Research Systems and Sit Investment Associates, Inc., March 31, 2015

G:\Support\Exhibits\E-03/15

## Exhibit C

### ■ Sit Investment Associates ■

### U.S. Market Performance

**TOTAL RETURNS TO 3/31/15**

| | 1 Mo. | 3 Mos. | 6 Mos. | 12 Mos. |
|---|---|---|---|---|
| **LARGE CAP** | | | | |
| Dow Jones Industrial Avg | (1.9) % | 0.3 % | 5.5 % | 10.6 % |
| S&P 500 | (1.6) | 1.0 | 5.9 | 12.7 |
| Russell 1000 Index | (1.2) | 1.6 | 6.6 | 12.7 |
| **SMALL/MEDIUM CAP** | | | | |
| NASDAQ OTC Comp.* | (1.3) | 3.5 | 9.1 | 16.7 |
| S&P MidCap Index | 1.3 | 5.3 | 12.4 | 12.6 |
| Russell 2000 Index | 1.7 | 4.3 | 14.5 | 8.2 |
| **FIXED INCOME** | | | | |
| Barclays Agg. Bond Index | 0.5 | 1.6 | 3.4 | 5.7 |
| Barclays Muni Bond Index | 0.3 | 1.0 | 2.4 | 6.6 |

| | 1 Mo. | 3 Mos. | 6 Mos. | 12 Mos. |
|---|---|---|---|---|
| **LARGE CAP** | | | | |
| Russell 1000 Growth | (1.1) % | 3.8 % | 8.8 % | 16.1 % |
| Russell 1000 Value | (1.4) | (0.7) | 4.2 | 9.3 |
| **MID CAP** | | | | |
| Russell Midcap Growtl | 0.3 | 5.4 | 11.5 | 15.6 |
| Russell Midcap Value | (0.2) | 2.4 | 8.6 | 11.7 |
| **SMALL CAP** | | | | |
| Russell 2000 Growth | 1.8 | 6.6 | 17.4 | 12.1 |
| Russell 2000 Value | 1.7 | 2.0 | 11.6 | 4.4 |

*Price Only

Source: FactSet Research Systems and Sit Investment Associates, Inc., March 31, 2015

G:\Support\Exhibits\E-03/15

## EXHIBIT D

## ■ SIT INVESTMENT ASSOCIATES ■

## QUARTERLY DOLLAR CHANGES IN REAL GDP

| DOLLARS (BILL) OF REAL GDP CHANGE | | | | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | 1Q12 Rev. | 2Q12 Rev. | 3Q12 Rev. | 4Q12 Rev. | 1Q13 Rev. | 2Q13 Rev. | 3Q13 Rev. | 4Q13 Rev. | 1Q14 Rev. | 2Q14 Final | 3Q14 Final | 4Q14 Adv. | 4Q14 Prelim. | 4Q14 Final |
| Personal Consumption Exp. | $70.8 | $32.6 | $50.2 | $50.2 | $93.1 | $46.7 | $52.9 | $98.1 | $32.9 | $68.3 | $86.9 | $115.4 | $114.1 | $120.1 |
| Nonresid. Fixed Invs. | 27.0 | 20.5 | 3.9 | 17.4 | 7.1 | 7.8 | 26.5 | 50.0 | 8.2 | 48.1 | 45.2 | 10.0 | 25.4 | 25.0 |
| Residential Invs. | 23.2 | 4.5 | 14.2 | 20.8 | 8.7 | 20.8 | 13.2 | -11.1 | -6.6 | 10.3 | 4.0 | 5.0 | 4.1 | 4.7 |
| Inventory Change | -9.9 | 8.0 | -7.7 | -64.0 | 26.2 | 10.0 | 52.2 | -13.8 | -46.6 | 49.6 | -2.6 | 30.9 | 6.2 | -2.2 |
| Net Exports | -4.0 | -1.0 | 13.7 | 28.5 | -2.7 | -18.8 | 21.4 | 40.6 | -63.2 | -13.2 | 29.0 | -40.1 | -45.0 | -40.0 |
| Government | -20.5 | -2.9 | 19.5 | -45.7 | -28.9 | 1.4 | 1.2 | -27.9 | -6.0 | 12.1 | 31.3 | -15.9 | -12.9 | -14.0 |
| Residual | -1.9 | 0.0 | 0.8 | -4.8 | 1.2 | 0.3 | 5.9 | 0.4 | -3.2 | 3.5 | 1.4 | 0.7 | -3.8 | -4.5 |
| Total | $84.7 | $61.7 | $94.6 | $2.4 | $104.7 | $68.2 | $173.3 | $136.3 | -$84.5 | $178.7 | $195.2 | $106.0 | $88.1 | $89.1 |
| % Change in Real GDP (ann.) | 2.3% | 1.6% | 2.5% | 0.1% | 2.7% | 1.8% | 4.5% | 3.5% | -2.1% | 4.6% | 5.0% | 2.6% | 2.2% | 2.2% |
| % Change in Real Final Sales (ann.) | 2.5% | 1.4% | 2.7% | 1.9% | 2.0% | 1.5% | 3.0% | 3.9% | -1.0% | 3.2% | 5.0% | 1.8% | 2.1% | 2.3% |
| % Change in GDP Deflator (ann.) | 2.1% | 1.9% | 1.9% | 1.5% | 1.4% | 1.1% | 1.6% | 1.4% | 1.3% | 2.1% | 1.4% | -0.1% | 0.1% | 0.2% |

SOURCE: BUREAU OF ECONOMIC ANALYSIS, U.S. DEPARTMENT OF COMMERCE, MARCH 27, 2015

# Exhibit E

■ Sit Investment Associates ■

## Broad-Based U.S. Inflation Measures Remain Controlled



Consumer Price Inflation
Year-over-year change in prices paid by consumers
Core: +1.7%
All: 0.0%
15
13
11
9
7
5
3
1
-1
-3
'60 '61 '62 '63 '64 '65 '66 '67 '68 '69 '70 '71 '72 '73 '74 '75 '76 '77 '78 '79 '80 '81 '82 '83 '84 '85 '86 '87 '88 '89 '90 '91 '92 '93 '94 '95 '96 '97 '98 '99 '00 '01 '02 '03 '04 '05 '06 '07 '08 '09 '10 '11 '12 '13 '14 '15



Producer Price Inflation
Year-over-year change in prices paid for finished goods by manufacturers
Core: +1.0%
All: -0.6%
22
20
18
16
14
12
10
8
6
4
2
0
-2
-4
-6
-8
'60 '61 '62 '63 '64 '65 '66 '67 '68 '69 '70 '71 '72 '73 '74 '75 '76 '77 '78 '79 '80 '81 '82 '83 '84 '85 '86 '87 '88 '89 '90 '91 '92 '93 '94 '95 '96 '97 '98 '99 '00 '01 '02 '03 '04 '05 '06 '07 '08 '09 '10 '11 '12 '13 '14 '15

Source: Bureau of Labor Statistics and Bloomberg, March 13 & 24, 2015

# Exhibit F

## ■ Sit Investment Associates ■

### U.S. Dollar Exchange Rate Trends Versus Major Currencies

| | 2012 | | | 2013 | | | 2014 | | | 2015 | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Exchange Rate | Year-Over-Year % Change | 6-Month Rate of Change Annualized | Exchange Rate | Year-Over-Year % Change | 6-Month Rate of Change Annualized | Exchange Rate | Year-Over-Year % Change | 6-Month Rate of Change Annualized | Exchange Rate | Year-Over-Year % Change | 6-Month Rate of Change Annualized |
| January | 73.36 | 0.6% | 12.9% | 73.63 | 0.4% | -4.2% | 77.11 | 4.7% | -0.3% | 87.38 | 13.3% | 31.0 |
| February | 72.30 | 0.5% | 9.7% | 74.65 | 3.2 | 1.0 | 76.96 | 3.1 | 1.7 | 89.14 | 15.8 | 32.1 |
| March | 72.98 | 3.1% | 5.2% | 76.29 | 4.5 | 10.4 | 76.63 | 0.4 | 1.6 | 91.67 | 19.6 | 32.6 |
| April | 72.85 | 4.8% | 3.6% | 76.26 | 4.7 | 9.8 | 76.38 | 0.2 | 3.5 | | | |
| May | 73.95 | 6.3% | 4.8% | 76.96 | 4.1 | 9.2 | 76.24 | -0.9 | 0.5 | | | |
| June | 75.05 | 8.0% | 5.0% | 76.24 | 1.6 | 8.6 | 76.46 | 0.3 | 0.6 | | | |
| July | 75.24 | 9.0% | 5.2 | 77.22 | 2.6 | 10.0 | 76.33 | -1.2 | -2.0 | | | |
| August | 74.27 | 7.6% | 5.5 | 76.32 | 2.8 | 4.5 | 77.55 | 1.6 | 1.5 | | | |
| September | 72.61 | 2.1% | -1.0 | 76.02 | 4.7 | -0.7 | 79.60 | 4.7 | 7.9 | | | |
| October | 72.78 | 1.7% | -0.2 | 75.07 | 3.1 | -3.1 | 80.83 | 7.7 | 12.0 | | | |
| November | 73.65 | 2.0% | -0.8 | 76.06 | 3.3 | -2.3 | 82.78 | 8.8 | 17.9 | | | |
| December | 73.18 | -0.1% | -4.9 | 76.23 | 4.2 | 0.0 | 84.21 | 10.5 | 21.3 | | | |
| Average | 73.52 | 3.7 | | 75.91 | 3.3 | | 78.42 | 3.3 | | 89.40 | 14.0 | |

Note: The exchange rate above is an index of the trade-weighted average of the foreign exchange values of the U.S. dollar against the currencies of major U.S. trading partners that circulate widely outside the country of issue. These include the euro area, China, Canada, Japan, the U.K., Switzerland, Australia and Sweden. The index values in the table reflect monthly averages.

Country or Region Weights (10/20/14): Euro Area: 38.1% Canada: 29.5% Japan: 16.1% U.K.: 7.8% Switzerland: 4.0% Australia: 2.9% Sweden: 1.6%
Currency Appreciation (Y-T-D through 3/31/15): Euro Area: -10.6% Canada: -7.6% Japan: +0.1% U.K.: -3.7% Switzerland: +3.4% Australia: -5.8% Sweden: -8.1%

Source: Federal Reserve Board

G:\Support\Exhibits\E-03/15

# Exhibit G

■ Sit Investment Associates ■

## U.S. Economic Assumptions

| | 2013 | | | | 2014 | | | | 2015E | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | 1Q | 2Q | 3Q | 4Q | 1Q | 2Q | 3Q | 4Q | 1Q | 2Q | 3Q | 4Q |
| Quarterly Data (% Change) | | | | | | | | | | | | |
| Real GDP (New) (Qtr. to Qtr. Ann.) | 2.7 | 1.8 | 4.5 | 3.5 | -2.1 | 4.6 | 5.0 | 2.2 | 1.5 | 3.0 | 3.0 | 3.0 |
| S&P 500 Reported Profits (Year-over-Year) | 5.2 | 15.0 | 16.1 | 28.2 | 2.7 | 9.1 | 11.5 | -13.8 | -1.0 | -0.3 | 4.2 | 32.6 |
| Consumer Price Index (Year-over-Year) | 1.7 | 1.4 | 1.6 | 1.2 | 1.4 | 2.1 | 1.8 | 1.2 | -0.2 | -0.7 | -0.1 | 1.5 |
| Levels (Quarterly Average) | | | | | | | | | | | | |
| Unemployment Rate | 7.7 | 7.5 | 7.2 | 7.0 | 6.7 | 6.2 | 6.1 | 5.7 | 5.6 | 5.4 | 5.3 | 5.2 |
| Prime Rate | 3.3 | 3.3 | 3.3 | 3.3 | 3.3 | 3.3 | 3.3 | 3.3 | 3.3 | 3.3 | 3.7 | 4.2 |
| 13-week Treasury Bills-Disc. | 0.1 | 0.0 | 0.0 | 0.1 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.2 | 0.5 | 0.8 |
| 10-year Treasury Bonds-Yield | 1.9 | 2.0 | 2.7 | 2.7 | 2.8 | 2.6 | 2.5 | 2.3 | 2.0 | 2.1 | 2.5 | 2.8 |

Source: Sit Investment Associates, Inc., April 6, 2015

# Exhibit H

■ Sit Investment Associates ■

## Expected Range Of Future U.S. Fixed Income Returns

**From March 31, 2015**

| | | Time Horizon | | | | | |
|---|---|---|---|---|---|---|---|
| | | 6 Months | | 1 Year | | 3 Yrs (Ann. Return) | |
| Risk Level/ Representative Issue | Interest Rate Forecast | Terminal Yield | Total Return | Terminal Yield | Total Return | Terminal Yield | Total Return |
| Low Risk | | | | | | | |
| 2 yr. Constant Mat. Tsy. | Pessimistic | 1.50% | -1.6% | 2.50% | -3.2% | 4.00% | -1.6% |
| Present YTM 0.56% | Most Likely | 1.00 | -0.6 | 1.25 | -0.8 | 3.00 | -1.0 |
| | Optimistic | 0.25 | 0.9 | 0.50 | 0.7 | 2.00 | -0.4 |
| Intermediate Risk | | | | | | | |
| 5 yr. Constant Mat. Tsy. | Pessimistic | 2.75 | -5.7 | 3.50 | -8.3 | 5.00 | -4.1 |
| Present YTM 1.37% | Most Likely | 2.00 | -2.3 | 2.50 | -3.9 | 4.00 | -2.6 |
| | Optimistic | 1.00 | 2.5 | 1.00 | 3.2 | 3.00 | -1.1 |
| Medium Risk | | | | | | | |
| 10 yr. Constant Mat. Tsy. | Pessimistic | 3.75 | -14.2 | 4.00 | -15.1 | 5.50 | -7.7 |
| Present YTM 1.92% | Most Likely | 2.75 | -6.3 | 3.00 | -7.3 | 4.50 | -5.2 |
| | Optimistic | 2.25 | -2.0 | 2.00 | 1.2 | 3.50 | -2.5 |
| High Risk | | | | | | | |
| 30 yr. Constant Mat. Tsy. | Pessimistic | 4.50 | -30.8 | 4.75 | -32.6 | 6.00 | -15.7 |
| Present YTM 2.54% | Most Likely | 3.25 | -12.3 | 3.50 | -15.2 | 5.00 | -11.3 |
| | Optimistic | 2.50 | 2.1 | 2.25 | 8.9 | 4.00 | -6.2 |

Source: Sit Investment Associates, Inc.

G:\Support\Exhibits\E-03/15

# Exhibit I

■ Sit Investment Associates ■

## U.S. Fixed Income Market Performance

**TOTAL RETURNS TO 3/31/15**

| BARCLAYS INDEX | 1 Mo. | 3 Mos. | 6 Mos. | 12 Mos. |
|---|---|---|---|---|
| Aggregate | 0.5 % | 1.6 % | 3.4 % | 5.7 % |
| Treasury | 0.6 | 1.6 | 3.6 | 5.4 |
| Agency | 0.4 | 1.2 | 2.3 | 3.7 |
| Corporate | 0.3 | 2.3 | 4.1 | 6.8 |
| CMBS | 0.6 | 1.8 | 3.2 | 4.4 |
| Asset-Backed | 0.4 | 0.9 | 1.5 | 2.2 |
| Mortgage Pass-Through | 0.4 | 1.1 | 2.9 | 5.5 |
| 5-Year Treasury | 0.8 | 1.7 | 2.9 | 3.9 |

| BARCLAYS INDEX | 1 Mo. | 3 Mos. | 6 Mos. | 12 Mos. |
|---|---|---|---|---|
| Municipal | 0.3 % | 1.0 % | 2.4 % | 6.6 % |
| 5-year Municipal | (0.1) | 0.8 | 0.9 | 2.9 |
| Long (22+ Years) | 0.5 | 1.6 | 4.0 | 10.8 |
| Revenue | 0.3 | 1.1 | 2.7 | 7.4 |
| Electric | 0.3 | 1.0 | 2.3 | 6.3 |
| Hospital | 0.5 | 1.5 | 3.9 | 9.8 |
| Housing | 0.3 | 1.0 | 2.8 | 6.7 |
| IDR/PCR | 0.4 | 1.4 | 3.0 | 8.4 |
| Transportation | 0.4 | 1.2 | 2.8 | 8.0 |
| Education | 0.4 | 1.1 | 2.5 | 7.0 |
| Water/Sewer | 0.4 | 1.2 | 2.7 | 7.3 |
| Resource Recovery | 0.1 | 1.4 | 2.7 | 6.9 |
| Leasing | 0.2 | 0.7 | 2.0 | 6.2 |
| Special Tax | 0.3 | 1.0 | 2.3 | 6.1 |
| General Obligation | 0.2 | 0.9 | 2.0 | 5.5 |
| Prerefunded | 0.0 | 0.3 | 0.5 | 1.5 |
| Insured | 0.3 | 1.0 | 2.2 | 7.8 |
| | | | | |
| Muni Aaa | 0.2 | 0.8 | 1.7 | 4.9 |
| Muni Aa | 0.3 | 1.0 | 2.2 | 6.1 |
| Muni A | 0.3 | 1.1 | 2.8 | 7.5 |
| Muni Baa | 0.5 | 1.8 | 3.9 | 10.4 |

Source: FactSet Research Systems and Sit Investment Associates, Inc., March 31, 2015

# Exhibit J

■ Sit Investment Associates ■

## Recent Improvements in Europe Following a Difficult 2014



Citi Economic Surprise Indices
Eurozone
US
G10
150
100
50
0
-50
-100
-150
Dec-09
Mar-10
Jun-10
Sep-10
Dec-10
Mar-11
Jun-11
Sep-11
Dec-11
Mar-12
Jun-12
Sep-12
Dec-12
Mar-13
Jun-13
Sep-13
Dec-13
Mar-14
Jun-14
Sep-14
Dec-14
Mar-15
Eurozone
G10
US



US consumer sentiment (UoMich)
Euro-area consumer confidence
100
90
80
70
60
50
0
-5
-10
-15
-20
-25
-30
-35
Mar-05
Mar-07
Mar-09
Mar-11
Mar-13
Mar-15
Source: Datastream, Morgan Stanley Research



Euro-zone PMI: Composite Output [Latest Estimates inc Flash]
SA, 50+=Expansion
60.0
57.5
55.0
52.5
50.0
47.5
45.0
54.0
10
11
12
13
14
15
Source: Markit



€ Bn
1200
1000
800
600
400
200
0
-200
-400
EURO AREA:
BANK CREDIT FLOWS TO HOUSEHOLDS AND FIRMS* (LS)
GDP (EX GERMANY, RS)**
ANALYTICS
€ Bn
7400
7350
7300
7250
7200
7150
7100
7050
STANDARDS ON BUSINESS LOANS***
2.5
2.0
1.5
1.0
.5
0
-.5
Tightening
Easing
2007
2008
2009
2010
2011
2012
2013
2014
2015
* ADJUSTED FOR SALES AND SECURITISATION;3-MONTH ANN. RATE.
** ANNUALISED RATE
SOURCES: ECB, STATISTISCHES BUNDESAMT, EUROSTAT.
*** BASED ON LOAN SURVEY CONDUCTED BY THE ECB.

Source: Citigroup, April 7, 2015, Morgan Stanley, March 27, 2015, Strategas Research Partners, April 7, 2015 and BCA Research, February 27, 2015

## Exhibit K

■ Sit Investment Associates ■

**Possible U.K. Election Results Based on Recent Poll Data**

| | MAY 2015<br>April, 07 | ELECTION FORECAST<br>April, 06 | ELECTIONS ETC<br>April, 03 | POLL OBSERVATORY<br>April, 07 | THE GUARDIAN<br>April, 07 | LADBROKES ODDS<br>April, 07 |
|---|---|---|---|---|---|---|
| Conservative | 271 | 287 | 300 | 271 | 273 | 286.5 |
| Labour | 273 | 271 | 258 | 276 | 272 | 271.5 |
| Liberal Democrat | 26 | 27 | 20 | 27 | 28 | 25.5 |
| UKIP | 3 | 1 | 5 | 3 | 4 | 4.5 |
| SNP | 54 | 42 | 47 | 49 | 51 | 42.5 |
| Green | 1 | 1 | 1 | 1 | 1 | 1 |
| Other | 22 | 22 | 21 | 22 | 21 | 18.5 |
| RESULT | HUNG | HUNG | HUNG | HUNG | HUNG | HUNG |

Note: 326 seats needed to form a majority government

Source: May2015.com and Sit Investment Associates, Inc., April 4, 2015

G:\Support\Exhibits\E-03/15

EXHIBIT L

■ SIT INVESTMENT ASSOCIATES ■

MODEST ECONOMIC IMPROVEMENT IN JAPAN, BUT LONGER TERM UNCERTAIN



Abenomics Rebound?
Economists expect Japan to recover from its recent recession, but questions remain about longer-term growth.
Japan's quarterly gross domestic product, annualized change, and forecasts.
8%
6
4
2
0
-2
-4
-6
-8
Prime Minister Shinzo Abe took office Dec. 26, 2012
Forecast
1Q 2012
2Q
3Q
4Q
1Q '13
2Q
3Q
4Q
1Q '14
2Q
3Q
4Q
1Q '15
Sources: Cabinet Office; Japan Center for Economic Research (forecast)
The Wall Street Journal

SOURCE: CREDIT SUISSE, JANUARY 2, 2015

G:\Support\Exhibits\E-03/15

Exhibit M

■ Sit Investment Associates ■

<u>Slowing Economic Environment in China</u>


Downshifting
After decades of near double-digit growth, China's economy is slowing, weighed down by slumping real estate and weaker manufacturing.
Change from a year earlier in annual real GDP growth
16%
12
8
4
0
Target
2014: 7.4%
1995
2000
'05
'10
Change from a year earlier in property sales, by value
100%
75
50
25
0
–25
2012
'13
'14
Change from a year earlier in industrial production
12%
10
8
6
4
2
0
2012
'13
'14
Source: National Bureau of Statistics
The Wall Street Journal

Source: The Wall Street Journal, January 19, 2015

## Exhibit N

■ Sit Investment Associates ■

## China Loosening Housing Policies

| Mortgage Policy | | |
|---|---|---|
| | **Previous policy** | **New policy** |
| First home mortgage | 30% down payment, 30% off on interest rates. | No change in down payment and interest rate; down payment lowered to 20% if purchase is supported by the use of the public housing accumulation fund. |
| Second home mortgage (have fully paid off the first mortgage) | Same treatment as first home mortgage. | No change in down payment and interest rate; down payment lowered to 30% if purchase is supported by the use of the public housing accumulation fund. |
| Second home home mortgage (have not paid off the first mortgage) | **60%** down payment; mortgage rate set to 1.1 times of benchmark rate. | Down payment requirement set to no less than **40%**. Commercial banks should set the down payment and interest rate based on individual credit condition and repayment capacity. |
| **Taxation policy** | | |
| | **Previous policy** | **New policy** |
| Normal residential property | Individual selling property within **5** years since purchase will be charged commercial tax (5.5%). | Individual selling property within **2** years since purchase will be charged commercial tax (5.5%). |
| Source: PBoC, Credit Suisse, SIA | | |

Source: People's Bank of China, Credit Suisse and Sit Investment Associates, Inc., April 2015

## Exhibit O

■ Sit Investment Associates ■

**'One Belt, One Road' Targets Improving Regional Connectivity Through Infrastructure Investment**

Illustration of the "Silk Road Economic Belt" and "Maritime Silk Road"



Moscow
Rotterdam
Silk Road Economic Belt
Venice
Istanbul
Athens
Samarkand
Urumqi
Dushanbe
Tehran
Xi'an
Quanzhou
Guangzhou
Kolkata
Hanoi
Colombo
Nairobi
Maritime Silk Road
Kuala Lumpur

*Source: Goldman Sachs Global Investment Research, Gao Hua Securities Research.*

Source: Goldman Sachs, December 18, 2014

# Exhibit P

■ Sit Investment Associates ■

## Global Economic Assumptions

| | GDP GROWTH | | | | INFLATION | | | |
|---|---|---|---|---|---|---|---|---|
| | 2013A | 2014E | 2015E | 2013-2017 (5 Yr CAGR) | 2013A | 2014E | 2015E | 2013-2017 (5 Yr AVG) |
| **Global Economy** | **2.7%** | **2.7%** | **3.0%** | **2.9%** | **2.5%** | **2.5%** | **1.8%** | **2.4%** |
| United States | 2.2 | 2.4 | 2.8 | 2.5 | 1.5 | 1.6 | 0.1 | 1.8 |
| Euro Area | (0.4) | 0.9 | 1.3 | 0.9 | 1.3 | 0.4 | 0.0 | 0.3 |
| United Kingdom | 1.7 | 2.6 | 2.5 | 2.4 | 2.6 | 1.5 | 0.5 | 1.1 |
| Japan | 1.5 | 0.5 | 1.0 | 1.0 | 0.4 | 0.9* | 0.9 | 0.8 |
| Asia Ex Japan | 6.3 | 6.1 | 6.2 | 6.2 | 3.8 | 3.4 | 3.2 | 3.4 |
| Latin America | 2.5 | 0.8 | 1.3 | 1.4 | 7.6 | 10.5 | 9.5 | 9.3 |

* Exlcuding the impact of consumption tax increase effective April 1, 2014

### 10-Year Bond Yields

| | 2012 12/31A | 2013 12/31A | 2014 12/31A | 2015 12/31E |
|---|---|---|---|---|
| United States | 1.8% | 3.0% | 2.2% | 3.0% |
| Euro (Germany) | 1.3 | 1.9 | 0.5 | 0.5 |
| Japan | 0.8 | 0.7 | 0.3 | 0.5 |
| United Kingdom | 1.8 | 3.0 | 1.8 | 2.0 |

### Exchange Rates

| | 2012 12/31A | 2013 12/31A | 2014 12/31A | 2015 12/31E |
|---|---|---|---|---|
| Euro ($/ ) | 1.32 | 1.37 | 1.21 | 1.05 |
| Japan (¥/$) | 87 | 105 | 120 | 125 |
| UK ($/£) | 1.63 | 1.66 | 1.56 | 1.45 |

Source: Bloomberg, The World Bank and Sit Investment Associates, Inc., April 8, 2015

G:\Support\Exhibits\E-03/15

# Exhibit Q

## ■ Sit Investment Associates ■

### <u>Key Dynamics Of An Oil Price Recovery</u>



Weekly US Rig Count
1,800
1,500
1,200
900
600
300
0
Gas
Oil
Oil: falling rapidly, -50% from Oct 2014 peak.
Gas: lowest since 1987.
1999 Wk 1
2000 Wk 1
2001 Wk 1
2002 Wk 1
2003 Wk 1
2004 Wk 1
2005 Wk 1
2006 Wk 1
2007 Wk 1
2008 Wk 1
2009 Wk 1
2010 Wk 1
2011 Wk 1
2012 Wk 1
2013 Wk 1
2014 Wk 1
2015 Wk 1



Non-OPEC Supply:
Stagnation Outside North America
Non-OPEC (Non-North America) Oil Supply
36.0
35.5
35.0
34.5
34.0
33.5
33.0
35.1
34.8
Will production be stagnant
with Brent lower by $50/bbl?
2010
2011
2012
2013
2014
2015E
Source: IEA, EIA, OPEC, Evercore ISI Energy Research



Stronger Oil Demand
Appears Likely
2015 Demand Growth (MMBPD)
1.6
1.4
1.2
1.0
0.8
1.0
0.1
0.1
0.1
0.1
1.4
IEA, OPEC Demand Est
$100
$85
$70
SPR
Possible 2015E
Brent Prices
* Assumes 3.0% global GDP
Source: IEA, EIA, OPEC, IMF, Evercore ISI Energy Research

Source: Baker Hughes and Sit Investment Associates, Inc., April 2, 2015 and Evercore ISI, March 20, 2015

G:\Support\Exhibits\E-03/15

**Exhibit R**

■ **Sit Investment Associates** ■

**Inflation and S & P 500 Multiples**

Data through March 31, 2015


P/E Ratio
29X
27X
25X
23X
21X
19X
17X
15X
13X
11X
9X
7X
5X
15%
13%
11%
9%
7%
5%
3%
1%
-1%
-3%
62
64
66
68
70
72
74
76
78
80
82
84
86
88
90
92
94
96
98
00
02
04
06
08
10
12
14
P/E
Standard Deviation
Current Valuation
Average P/E
Standard Deviation
Consumer Price Index

Note: Operating EPS used to calculate P/E after 12/84; last month CPI is estimated. The current valuation of 17.4x is based on 2015 est. operating EPS of $118.54.

Source: Standard & Poor's, Bureau of Labor Statistics, Sanford Bernstein, and Sit investment Associates, Inc.

G:\Support\Exhibits\E-03/15

## Exhibit S

■ Sit Investment Associates ■

<u>Countries With High Debt and Current Account Deficits Are Most At Risk</u>



Too Many Countries Are Reliant On Short Term Funding
TOTAL DEBT(% OF GDP)
300
250
200
150
100
50
KOREA
TAIWAN
BRAZIL
CHINA
CHILE
SOUTH AFRICA
TURKEY
INDIA
MEXICO
PHILIPPINES
RUSSIA
COLOMBIA
INDONESIA
© BCA Research 2015
-4
-2
0
2
4
BASIC BALANCE (% OF GDP)

Source: BCA Research, March 31, 2015

# Exhibit T

## ■ Sit Investment Associates ■

## Domestic Equity Characteristics

March 31, 2015

| | Sit Large Cap Growth | Sit Mid Cap Growth | Sit Small Cap Growth | Sit Dividend Growth | Russell 1000 Growth | S&P 500 |
|---|---|---|---|---|---|---|
| Earnings Outlook - Strong Growth [1] | | | | | | |
| 2014 Projected Gain | +24.6% | +23.6% | +22.6% | +15.3% | +19.5% | +12.4% |
| 2015 Projected Gain | +8.7% | +14.0% | +17.2% | +6.1% | +9.8% | +6.3% |
| 5-Year Projected Growth | +12.5% | +14.8% | +15.8% | +9.9% | +14.0% | +10.8% |
| Dividend Yield | | | | | | |
| Total Fund | +1.5% | +0.9% | +0.6% | +2.4% | +1.5% | +2.0% |
| Implied Return | | | | | | |
| 5-Year Growth & Yield - Equity Only (Assumes no Change in P/E Ratio) | +14.0% | +15.6% | +16.3% | +12.1% | +15.5% | +12.7% |
| Wtd Avg Price/Earnings Ratio [2] | | | | | | |
| FY1 Calendar P/E | 19.4x | 21.1x | 23.3x | 18.4x | 23.2x | 20.5x |
| FY2 Calendar P/E | 17.5x | 19.4x | 21.0x | 16.6x | 22.3x | 19.1x |
| Median Price/Earnings Ratio [2] | | | | | | |
| FY1 Calendar P/E | 18.0x | 18.7x | 19.9x | 17.1x | 20.0x | 18.4x |
| FY2 Calendar P/E | 16.4x | 16.6x | 17.7x | 15.5x | 17.9x | 16.6x |
| Average P/E-to-5-Year Earnings Growth Ratio | | | | | | |
| FY1 Calendar PEG | 1.6x | 1.6x | 1.6x | 2.0x | 1.9x | 2.2x |
| FY2 Calendar PEG | 1.5x | 1.4x | 1.4x | 1.9x | 1.7x | 2.0x |
| Wtd Avg Mkt Cap ($ Million) | $115,193 | $20,183 | $7,197 | $96,722 | $129,461 | $133,718 |

Footnotes:

(1) Excludes stocks with P/E over 200x and earnings growth rates greater than 300%

(2) Excludes stocks with P/E over 200x

Source: FactSet Research Systems, Russell Investments and Sit Investment Associates, Inc.